NEWS RELEASE

May 25, 2006

Trading Symbol: AMM -TSX, AAU - AMEX

www.almadenminerals.com

THREE BRITISH COLUMBIA GOLD-SILVER PROPERTIES OPTIONED

Almaden Minerals Ltd. (“Almaden”) is pleased to announce that it has completed two separate option agreements on three of its 100% held gold-silver projects located in the Spences Bridge Area, British Columbia. The Nicoamen River Project has been optioned to Tanqueray Resources Ltd. (“Tanqueray”) under terms whereby Tanqueray can acquire a 60% interest in the project though spending $C4 Million over 4 years and issuing 1,000,000 shares of Tanqueray to Almaden during the same period. Almaden has also optioned its 100% owned Merit and Brookmere properties to Williams Creek Explorations Ltd. (“Williams Creek”) under terms whereby Williams Creek can earn an interest in either or both these properties through spending $C4 Million over 4 years and issuing 1,000,000 shares of Williams Creek to Almaden during the same period.

The 2,607 hectare Nicoamen River project was identified and staked by Almaden. The work consisted of soil sampling, prospecting and reconnaissance rock sampling as well as limited hand trenching and geologic mapping. This work identified a zone of quartz vein float exhibiting epithermal textures. Twelve grab samples of quartz vein float collected in 2004 and 2005 returned gold analyses ranging from 0.25 to 64.87 grams per tonne (“g/t”) gold.

The Merit project was also identified and staked by Almaden. During the field seasons of 2004 and 2005 an initial property evaluation of the Merit Property was carried out by Almaden. The program included prospecting and reconnaissance rock sampling, soil sampling, geological mapping and hand trenching on two of the three mineral zones identified to date. Highlights of this work include average gold analyses of 965 ppb (0.97 g/t) from all 115 reconnaissance rock samples, with values up to 7.9 g/t gold, and three contiguous channel samples which average 7.2 g/t gold across a 1.8 meter true width section of outcropping quartz veining and altered host rock exposed by trenching in the main (Sullivan Ridge) zone. The 17,114 hectare Brookmere project was also identified and staked by Almaden. This project covers an area of multielement stream sediment anomalies.

Almaden is pleased to be working with Tanqueray and Williams Creek and looks forward to the results that both companies will generate through their respective 2006 summer field programs. Epithermal gold-silver mineralisation within this belt was identified by Almaden as a result of a regional exploration program for gold in an area west of Merritt, British Columbia in 2001. What is now known as the Spences Bridge Gold Belt was one of the first areas where gold was discovered during the Gold Rush of the mid–19th to early 20th centuries. During this time placer gold was mined in this area from the Fraser and Thompson Rivers and on many tributary streams in the Ashcroft-Lytton-Lillooet district. Early into Almaden’s 2001 program, several areas of elevated gold in stream sediments were identified. Follow-up prospecting resulted in the identification and staking by Almaden of several areas of clay-carbonate alteration and quartz veining, representative of low-sulphidation epithermal gold-silver vein systems. Despite the proximity to Vancouver, the claims staked by Almaden are the first hardrock claims ever known to have been recorded in three of these areas. Two of the areas staked by Almaden, the PV property and the Skoonka Creek property, have been previously been optioned to Consolidated Spire Ventures Ltd. (“Spire”) and Strongbow Exploration Inc. ("Strongbow") respectively under terms whereby each can acquire a 60% interest in the respective property.

With the Tanqueray and Williams Creek agreements described above, Almaden now has five of its 100% owned properties within the Spences Bridge Gold Belt optioned to third parties. In addition to these projects under option, Almaden has identified and holds a 100% interest through staking in three other properties in the Spences Bridge gold belt, the Ponderosa, Gillis and Kwinshatin properties. The 6,950 hectare Ponderosa property covers an area from which stream sediment samples have returned anomalous gold values. Follow-up prospecting by Almaden on the Ponderosa property has identified a trend of quartz vein float exhibiting epithermal textures, sixteen rock samples of which returned an average of 1.3 g/t gold with a high of 8.5 g/t gold. The 7,408 hectare Gillis and 1,495 hectare Kwinshatin properties both cover areas from which stream sediment samples have returned anomalous gold values. Prospecting by Almaden on the Gillis property has identified a trend of quartz-pyrite vein float, three samples from which returned a high of 0.2 g/t gold. Almaden plans further work on the Ponderosa, Gillis and Kwinshatin properties in the 2006 summer field season, but also seeks suitable partners with whom to jointly explore these new projects located within and adjacent to the emerging Spences Bridge Gold Belt.

Almaden currently has 15 active joint ventures, including 11 in which other companies are carrying all costs in order to earn an interest in the related projects. Almaden will continue with its successful business model of creating new value by identifying exciting new projects and managing risk by forming joint ventures in which partner companies explore and develop our projects. The results described in this news release are from samples collected under the supervision of Mr. Edward Balon, P.Geo. (B.C.), an employee of Almaden. Analyses reported were carried out by Acme Analytical Laboratories Ltd. of Vancouver.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange and American Stock Exchange have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.